UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 14, 2018
___________

PARKWAY ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation)	333-209052 (Commission File Number)	47-5486027 (I.R.S. Employer Identification No.)

101 Jacksonville Circle Floyd, Virginia (Address of principal executive offices)	24091 (Zip Code)

Registrant's telephone number, including area code: (540) 745-4191

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.
Parkway Acquisition Corp. (the "Company") held its annual meeting of shareholders on June 14, 2018 (the "Annual Meeting").  At the Annual Meeting, the shareholders of the Company (i) approved the Agreement and Plan of Merger, dated as of March 1, 2018, by and among the Company, its wholly-owned subsidiary Skyline National Bank ("Skyline"), and Great State Bank ("Great State"), pursuant to which Great State will merge with and into Skyline, (ii) elected 13 directors to serve for one-year terms, and (iii) ratified the appointment of Elliott Davis, PLLC as the Company's independent registered public accounting firm for the year ending December 31, 2018.  The voting results for each proposal are as follows:
1.	A proposal to approve the Agreement and Plan of Merger, dated as of March 1, 2018, by and among the Company, Skyline, and Great State, pursuant to which Great State will merge with and into Skyline:
For 3,066,607	Against 12,467	Abstain 6,011	Broker Non-Votes 813,568
2.	The election of 13 directors to serve for terms of one year each expiring at the 2019 Annual Meeting of Shareholders:
	For	Withhold	Broker Non-Votes
Thomas M. Jackson, Jr.	3,037,529	47,556	813,568
James W. Shortt	3,039,875	45,210	813,568
Jacky K. Anderson	2,958,689	126,396	813,568
Dr. J. Howard Conduff, Jr.	3,048,783	36,302	813,568
Bryan L. Edwards	3,047,485	37,600	813,568
J. Allan Funk	3,037,099	47,986	813,568
T. Mauyer Gallimore	3,023,220	61,865	813,568
R. Devereux Jarratt	3,025,955	59,130	813,568
Theresa S. Lazo	3,050,732	34,353	813,568
Carl J. Richardson	3,037,106	47,979	813,568
Melissa G. Rotenberry	3,041,857	43,228	813,568
John Michael Turman	3,052,040	33,045	813,568
J. David Vaughan	3,034,228	50,857	813,568

3.	The ratification of the appointment of Elliott Davis, PLLC as the Company's independent registered public accounting firm for the year ending December 31, 2018:
For 3,873,686	Against 11,018	Abstain 13,949
The merger proposal received the necessary votes to be approved, and therefore, no adjournment of the Annual Meeting was required to solicit additional votes.
 Item 8.01. Other Events.

On June 15, 2018, the Company announced that the shareholders of the Company and Great State have approved the merger at their respective meetings of shareholders.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release dated June 15, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKWAY ACQUISITION CORP.
(Registrant)

Date: June 15, 2018	By:	/s/ Blake M. Edwards
Blake M. Edwards
Chief Financial Officer

Parkway Acquisition Corp. and Great State Bank Receive Shareholder Approvals for Merger

FLOYD, VA and WILKESBORO, NC, June 15, 2018 -- Parkway Acquisition Corp. ("Parkway") (OTCQX: PKKW), the parent company of Skyline National Bank, and Great State Bank ("Great State") (OTC Pink: GSTB) announced today that their shareholders have overwhelmingly approved the combination of their banks at respective shareholder meetings held on June 14, 2018.

The companies reported that of the more than 4.7 million combined votes cast, more than 82% were cast in favor of the combination. Thomas M. Jackson, Jr., a Hillsville and Wytheville, VA attorney and Chairman of the Board of Parkway, said that "the shareholders of both banks saw the rationale and opportunity for this combination of neighboring community banks."

Blake Edwards, Senior Executive Vice President and CFO of Parkway said, "With the receipt of shareholder approvals needed to proceed with the combination, we expect to legally complete the merger on July 1, 2018, subject to customary closing conditions. Shareholders of Great State then will receive important mailings about the exchange of their shares of Great State stock into Parkway stock."  Great State is expected operate as a division of Skyline National Bank until operating systems are converted and the Great State offices are rebranded as Skyline National Bank in September 2018.

Allan Funk, President and CEO of Parkway, added "Our customers will be kept informed of progress on the integration of our two banks.  In the meantime, it's business as usual for our employees and customers as we strive to be the best bank in our market areas.  We know that customers prefer a locally-owned and locally-managed bank, and we want to be the bank of choice for those customers that prefer the personal experience of local banking and service that is Always Our Best."

"We are confident that our Great State Bank communities and customers will benefit from our combination with Skyline National Bank," explains President Greg Edwards. "We are optimistic about our combined future and the opportunities before us."

The combined organization is expected to have 20 branches, three loan production offices, assets of approximately $687 million, deposits of over $610 million and shareholders' equity of over $69 million.

Forward-looking statements

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934 as amended. These include statements as to the timing, completion and benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Parkway and Great State intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of Parkway and Great State, are generally identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The companies' respective ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of Parkway and Great State and their respective subsidiaries include, but are not limited to the ability to meet closing conditions to the merger; the ability to complete the merger as expected and within the expected time frame; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected time frame, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including values of real estate and other collateral; deposit flow; the impact of competition from traditional or new sources; and the other factors detailed in Parkway's publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2017. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.  Parkway and Great State assume no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this report.

ADDITIONAL INFORMATION ABOUT THE COMPANIES AND THIS TRANSACTION

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed merger, Parkway has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 with respect to the offering of Parkway common stock as the merger consideration under the Securities Act of 1933, as amended, which included a joint proxy statement of Parkway and Great State and a prospectus of Parkway. The registration statement has been declared effective by the SEC, and the joint proxy statement/prospectus has been sent to the shareholders of each company. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents because they contain important information about the merger.

You are able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You may also obtain free copies of these documents by directing a request by telephone or mail to Parkway Acquisition Corp., 101 Jacksonville Circle, Floyd, Virginia 24091; (540) 745-4191, or by accessing these documents at Parkway's website: www.skylinenationalbank.bank; or by directing a request by telephone or mail to Great State Bank, 1422 US Highway 421, Wilkesboro, NC 28697; (336) 903-4948, or by accessing these documents at Great State's website: www.greatstatebank.com. The information on Parkway's and Great State's websites is not, and shall not be deemed to be, a part of this report or incorporated into other filings made with the SEC.

For Additional Information Contact:
Allan Funk, President & CEO – 276-773-2811
Blake Edwards, Senior Executive VP and CFO – 276-773-2811